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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                              (Section 240.13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTIONS 240.13d-1(b), (c) and(d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO SECTION 240.13d-2
                          (Amendment No. ___________)1

                               World Airways, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    98142H105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

              [   ] Rule 13d-1(b)
              [ X ] Rule 13d-1(c)
              [   ] Rule 13d-1(d)

                         (Continued on following pages)
                               Page 1 of 10 Pages
                          Exhibit Index Found on Page 9

-------------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G
===================
CUSIP No. 98142H105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lonestar Partners, L.P.
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [   ]
                                                                    (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            5        SOLE VOTING POWER

      NUMBER OF                      -0-
                     ----------------===========================================
        SHARES              6        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      1,081,133
                     ----------------===========================================
         EACH               7        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH     ----------------===========================================
                            8        SHARED DISPOSITIVE POWER

                                     1,081,133
------------====================================================================
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,081,133
------------====================================================================
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                        [   ]
------------====================================================================
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.7%
------------====================================================================
    12      TYPE OF REPORTING PERSON (See Instructions)

            PN
------------====================================================================

                               Page 2 of 10 Pages

                                       13G
===================
CUSIP No. 98142H105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Lonestar Capital Management LLC
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [   ]
                                                                    (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
------------====================================================================
                            5        SOLE VOTING POWER

      NUMBER OF                      -0-
                     ----------------===========================================
        SHARES              6        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      1,081,133
                     ----------------===========================================
         EACH               7        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH     ----------------===========================================
                            8        SHARED DISPOSITIVE POWER

                                     1,081,133
------------====================================================================
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,081,133
------------====================================================================
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                        [   ]
------------====================================================================
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.7%
------------====================================================================
    12      TYPE OF REPORTING PERSON (See Instructions)

            IA, OO
------------====================================================================

                               Page 3 of 10 Pages

                                       13G
===================
CUSIP No. 98142H105
===================

------------====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jerome L. Simon
------------====================================================================
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                    (a) [   ]
                                                                    (b) [ X ]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
------------====================================================================
                            5        SOLE VOTING POWER

      NUMBER OF                      -0-
                     ----------------===========================================
        SHARES              6        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                      1,081,133
                     ----------------===========================================
         EACH               7        SOLE DISPOSITIVE POWER

      REPORTING                      -0-
     PERSON WITH     ----------------===========================================
                            8        SHARED DISPOSITIVE POWER

                                     1,081,133
------------====================================================================
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,081,133
------------====================================================================
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                                        [   ]
------------====================================================================
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.7%
------------====================================================================
    12      TYPE OF REPORTING PERSON (See Instructions)

            IN, HC
------------====================================================================

                               Page 4 of 10 Pages

Item 1.  Issuer
         ------

         (a)      Name of Issuer:
                  --------------

                  World Airways, Inc. (the "Company")

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  The HLH Building, 101 World Drive, Peachtree City, GA 30269

Item 2.  Identity And Background
         -----------------------

         Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))
         -----------------------------------------------------------------

         This statement relates to shares of Common Stock (the "Shares") of the Company. The CUSIP number of the shares is 98142H105.

         Name Of  Persons  Filing,  Address  Of  Principal  Business  Office And
         -----------------------------------------------------------------------
         Citizenship (Item 2(a), (b) and (c))
         ------------------------------------

         This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

                  (i)      Lonestar Partners, L.P.
                           -----------------------

                           Lonestar   Partners,   L.P.,   a   Delaware   limited
                           partnership ("Lonestar"), with respect to the Shares held by it.

                  (ii)     Lonestar Capital Management LLC
                           -------------------------------

                           Lonestar Capital Management LLC, a Delaware limited liability company ("LCM"), the investment adviser to and general partner of Lonestar, with respect to the Shares held by Lonestar.

                  (iii)    Jerome L. Simon
                           ---------------

                           Jerome L. Simon ("Simon"), the manager and sole member of LCM, with respect to the Shares held by Lonestar.

         The citizenship of each of Lonestar and LCM is set forth above. Simon is a United States citizen. The address of the principal business and principal office of the Reporting Persons is One Maritime Plaza, 11th Floor, San Francisco, California 94111.

                               Page 5 of 10 Pages

Item 3.  If This  Statement  Is  Filed  Pursuant  To  Sections  240.13d-1(b)  or
         -----------------------------------------------------------------------
         240.13d-2(b)  or (c),  Check  Whether  The  Person  Filing Is An Entity
         -----------------------------------------------------------------------
         Specified in (a) - (j):
         -----------------------

                  Not Applicable.

         If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This
         -----------------------------------------------------------------------
         Box.                                                           [ X ]
         ---

Item 4.  Ownership
         ---------

         (a) The 1,081,133 Shares beneficially owned by the Reporting Persons include:

                  (i) 994,375 Shares issuable to Lonestar upon conversion of $3,182,000 principal amount of 8% Convertible Senior Subordinated Debentures due 2009 (the "2009 Debentures") issued pursuant to that certain indenture, dated as of December 30, 2003 (the "2009 Indenture"), between the Company and Wachovia Bank, National Association. A conversion rate of $3.20 principal amount per Share was used for the above calculation (the initial conversion price set forth in the 2009 Indenture).

                  (ii) 33,258 Shares issuable to Lonestar upon conversion of $296,000 principal amount of 8% Convertible Senior Subordinated Debentures due 2004 (the "2004 Debentures") issued pursuant to that certain indenture, dated as of August 1, 1997 (the "2004 Indenture"), between the Company and First Union National Bank. A conversion rate of $8.90 principal amount per Share was used for the above calculation (the initial conversion price set forth in the 2004 Indenture).

                  (iii)    53,500 Shares held directly by Lonestar.

         (b)      Percent of class:

                  8.7%, calculated based on 12,425,631 Shares outstanding, which number is calculated by adding (i) 11,397,998 (the number of Shares outstanding as of October 31, 2003, as reported on the Company's most recent quarterly report filed on Form 10-Q),
                  (ii) 994,375 (the number of Shares issuable to Lonestar upon conversion of $3,182,000 principal amount of the 2009 Debentures) and (iii) 33,258 (the number of Shares issuable to Lonestar upon conversion of $296,000 principal amount of the 2004 Debentures). A conversion rate of $3.20 principal amount per Share was used for the calculation in clause (ii) above (the initial conversion price set forth in the 2009 Indenture). A conversion rate of $8.90 principal amount per Share was used for the calculation in clause (iii) above (the initial conversion price set forth in the 2004 Indenture).

         The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

                               Page 6 of 10 Pages

         The Shares reported hereby for Lonestar are owned directly by Lonestar. LCM, as general partner and investment adviser to Lonestar, may be deemed to be the beneficial owner of all such Shares owned by Lonestar. Simon, as the manager and sole member of LCM, may be deemed to be the beneficial owner of all such Shares held by Lonestar. Each of LCM and Simon hereby disclaims any beneficial ownership of any such Shares.

Item 5.  Ownership Of Five Percent Or Less Of A Class
         --------------------------------------------

                  Not Applicable.

Item 6.  Ownership Of More Than Five Percent On Behalf Of Another Person
         ---------------------------------------------------------------

                  Not Applicable.

Item 7.  Identification  And Classification Of The Subsidiary Which Acquired The
         -----------------------------------------------------------------------
         Security Being Reported On By The Parent Holding Company
         --------------------------------------------------------

                  Not Applicable.

Item 8.  Identification And Classification Of Members Of The Group
         ---------------------------------------------------------

                  The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.  Notice Of Dissolution Of Group
         ------------------------------

                  Not Applicable.

Item 10. Certification
         -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 7 of 10 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 9, 2004


LONESTAR PARTNERS, L.P.                       LONESTAR CAPITAL MANAGEMENT LLC

By: Lonestar Capital Management LLC,          By: /s/ Jerome L. Simon
    its General Partner                          -------------------------------
                                                       Name: Jerome L. Simon
    By: /s/ Jerome L. Simon                            Title: Manager
       -------------------------------
             Name: Jerome L. Simon                      /s/ Jerome L. Simon
             Title: Manager                            -------------------------
                                                       Jerome L. Simon

                               Page 8 of 10 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                                Joint Acquisition Statement Pursuant to
                                         Section 240.13d1(k)

                               Page 9 of 10 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13G

                           JOINT ACQUISITION STATEMENT
                       PURSUANT TO SECTION 240.13D-(f)(1)
                       ----------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 9, 2004


LONESTAR PARTNERS, L.P.                       LONESTAR CAPITAL MANAGEMENT LLC

By: Lonestar Capital Management LLC,          By: /s/ Jerome L. Simon
    its General Partner                          -------------------------------
                                                       Name: Jerome L. Simon
    By: /s/ Jerome L. Simon                            Title: Manager
       -------------------------------
             Name: Jerome L. Simon                      /s/ Jerome L. Simon
             Title: Manager                            -------------------------
                                                       Jerome L. Simon

                               Page 10 of 10 Pages